December 11, 2007

Dang Yu Pan
Hong Kong Highpower Technology, Inc.
Building 1, Luoshan Industrial Zone
Shanxia, Pinghu, Longgang
Shenzhen, Guangdong, 518111
People's Republic of China

Re: **Hong Kong Highpower Technology, Inc.**
Form S-1
File No. 333-147355
Filed November 13, 2007

Dear Mr. Pan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. Also note that we may have additional comments after you include this information and all exhibits to the registration statement.

2.   Please confirm that you will be accepted for trading on the American Stock
        Exchange prior to effectiveness of this registration statement.

Prospectus Summary

3.   At the bottom of page one, state the number of shareholders who received shares
        in the share exchange.

4.   Disclose the amount of consideration and all fees HKHT paid to Westpark and
        SRKP 11 in order to merge with the public shell and become a public company
        though a reverse acquisition.

5.   Disclose the reason for the private placement transaction and how the registrant
        intends to use the proceeds.

Dilution, page 27

6.   Ensure that the total number of shares held by existing shareholders includes all
        shares outstanding prior to this offering.

Selected Consolidated Financial Data, page 28

7.   Please revise this section of the filing to disclose historical basic and diluted
        earnings per share, together with the number of shares used to compute such per
        share data for all periods presented. Refer to Item 301 of Regulation S-K. This
        comment also impacts your summary financial data table presented on page 5.

Management's Discussion and Analysis…, page 29

Results of Operations, page 34

Six Months Ended June 30, 2007 and 2006, page 34

8.   Please revise to explain the reasons for the 78% increase in net sales. Also, it is
        unclear why you attribute revenue increases to nickel costs that were not passed
        through in pricing.

9.   Please revise to discuss the components of other income and whether you regard this as a recurring income source.

10.   Where material changes occur that are attributable to more than one factor, please revise to quantify the extent to which each factor contributed to the change. For example, we note the significant increase in administrative and other operating expenses.

Years Ended December 31, 2006 and 2005, page 35

11.   Please provide greater detail as to the reasons for revenue increases. Explain whether and why you believe this is a sustainable trend.

12.   We see you indicate on pages 35 and 36 that gross profit for Fiscal 2005 was $4.2 million, or 20.9% of net sales. Please tell us why you believe the indicated gross profit percentage is mathematically correct or revise the referenced disclosures as necessary based on our comment.

Liquidity and Capital Resources, page 36

13.   Please expand to discuss your working capital management practices. We note extensive use of trade credit and bank loans.

Properties, page 48

14.   Please expand your discussion of the land grant to explain your major rights and responsibilities. For example, are development and capital investment required? Do you have right to assign or transfer the lease?

Legal Proceedings, page 49

15.   We note the lawsuit filed by Energizer, S.A. Expand to disclose whether Energizer Battery Manufacturing, Inc., continues to be one of your major customers.

Executive Compensation, page 51

Compensation Discussion and Analysis, page 51

16.   Clarify whether Dang Yu Pan also determines his own compensation.

17.   We note that no bonuses were paid for 2006. Expand to discuss the basis for the decision not to pay bonuses. For example, For example, were the individual and achievements levels not met? Also, please discuss in greater detail the performance measures applied to corporate performance and to individual performance.

18.   Please be more specific about the geographic and industry "market rate" benchmarks used to determine compensation levels.

19.   Please discuss the reasons the chief executive officer was paid a lower salary than the chief financial officer.

20.   We note your plan to establish a compensation committee for fiscal 2008 that will be comprised of non-employee directors. It appears that all your current directors are employees. In an appropriate location, provide more details regarding the registrant's intent with regard to the composition of its board.

21.   Please discuss the relationship, if any, between an officer's stock ownership position and the amount of compensation paid.

22.   If material, discuss prior compensatory stock awards. In this regard we note shareholdings of several officers other than Mr. Pan.

23.   Please clarify whether Mr. Pan or the Board will have final determination of all compensation arrangements during 2007 for named executive officers.

Director Compensation, page 53

24.   Disclose how the director fee amounts were determined for Messrs. Pan and Li.

Certain Relationships and Related Transactions, page 55

25.   Please discuss the "advance to shareholders" noted at page F-17, loan guarantees noted at page F-18 and management contract noted on page F-20. See Regulation S-K Item 404. File agreements not previously filed as exhibits.

Private Placement, page 55

26.   The purpose of the final two sentences in this paragraph is unclear. Please advise of revise.

Underwriting, page 64

27.   We note that Westpark Capital, Inc. or its affiliates have directly participated in several transactions related to the company, including formation of the shell company, negotiation of the share exchange transaction and private placement of its securities. As a result, conflicts of interest may be present regarding its role as an underwriter or broker-dealer in these offerings. Please provide us a copy of the qualified independent underwriter pricing opinion, and compensation fairness opinion, if currently required by FINRA rules.

Financial Statements, page F-1

28.   Please update the financial statements in the filing to comply with the requirements of Rule 3-12 of Regulation S-X.

29.   Please consider the impact of our Form S-1 comments on your Form 10-K, Form 10-Q's and Form 8-K's. In this regard, we note that you provided pro forma financial statements for the recapitalization in your Form 10-Q filing. Please note for future reference that a recapitalization transaction is not considered a business combination and therefore no pro forma financial statements are required to be filed when such a transaction occurs.

Note 4. Other Income, page F-12

30.   We see that you have recorded approximately $845,000 of other income from the "sale of waste material". Please tell us the nature of this amount, including a discussion of the related sales price and historical cost of the amounts sold and why it is presented as part of non-operating income. Furthermore, we note that MD&A on page 34 fails to discuss this infrequent material charge. In accordance

with Item 303(a)(3) of Regulation S-K, please revise the filing to discuss this material transaction and the reason for changes therein during the financial statement periods presented.

Note 13. Intangible Asset, page F-16

31.   We see that you have recorded the intangible asset, consumer battery license fee, with a cost basis of $1 million. On page 10 and 36, we see that you reference the licensing of patents from Ovicon. Please revise the filing to disclose the major terms of the license agreement with Ovicon including disclosure of any future royalty arrangements. Please also revise the filing to clearly disclose the useful life assigned to the license and tell us how that useful life was determined in accordance with paragraph 11 of SFAS 142. Lastly, please confirm that Ovicon is not a related party.

Note 19. Commitments and Contingencies, page F-19

Contingencies, page F-19

32.   Please tell and revise the filing to disclose the nature and accounting basis for the amounts presented as "Bills discounted" here and on page F-46.

Report of Independent Registered Public Accounting Firm, page F-23

33.   The signature on the audit report included in the registration statement filed in EDGAR should be of the accounting firm, not the name of an individual with the firm. Please request your auditor to revise its report to present the signature of the accounting firm. Refer to AU Section 508.08(i) and Article 2 of Regulation S-X.

34.   In this regard, we note that the consent of the accounting firm references an "audit report dated August 23, 2007 on financial statements of Hong Kong Highpower Technology Company Limited as of and for the six months ended June 30, 2007". We see no such audit report included in the registrant statement and note that the financial statements for the six months ended June 30, 2007 are presented as unaudited. Please revise the filing to either present this period as audited and include the accounting firm's report or remove the reference to the report in the consent. Furthermore, an updated accountant's consent should be included with any amendment to the filing.

Consolidated Statement of Stockholders' Equity, page F-27

35.   We see that subsequent to the most recent balance sheet date you completed a recapitalization with the operating company Hong Kong Highpower and that as part of the recapitalization, you issued approximately 14.8 million common shares. Note that historical stockholders' equity of Hong Kong Highpower (acquirer) prior to the merger should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Earnings per share for periods prior to the merger should also be restated to reflect the number of equivalent shares received by the acquiring company. Please revise the presented financial statements to comply with our comment. Refer to the guidance at SAB Topic 4C.

Note 1. Corporation Information and Reorganization, page F-30

36.   We note you indicate that you underwent a group reorganization which was approved by authorized institutions in December 2005 whereby you acquired all of the outstanding common stock of Shenzhen Highpower Technology Co., Ltd. from its then existing Stockholders, Pan Dangyu, Li Kai Man, Li Wenliang and Ma Wenwei, in consideration of approximately $2,349,000 (equivalent to HK$18,250,000).   Please tell us and revise the notes to the financial statements to disclose how you accounted for the referenced reorganization. Please make sure your response provides appropriate detailed references to the authoritative accounting literature that supports your accounting for and presentation of the reorganization.

Note 3. Summary of Significant Accounting Policies, page F-30

Revenue Recognition, page F-34

37.   We note that product revenue is recognized when the significant risks and rewards of ownership have been passed to the buyer and the sales price is fixed and determinable. We see on page 44 that you sell your products through distributors and resellers and offer different price incentives and volume-based pricing incentives. Please revise the filing to discuss payment terms, rights of return, exchange, or other significant matters with distributors. Please also discuss any repurchase arrangement or post shipment obligations you have with distributors. Also, explain if there are any customer acceptance provisions. Please address all of the requirements outlined in SAB 104 to recognize revenue. Refer to SAB 104 and SFAS 48 in your response and revise the note as necessary based on our comment.

38.   Please also describe any incentive programs you currently have in place. Tell us
        if they are all shown as a reduction of revenue. Explain when they are recorded
        and how they are they measured. Also, tell us how volume discounts and sales
        incentives are estimated at the time of shipment. Demonstrate how you comply
        with EITF 01-9 in your response and revise the filing as necessary based on our
        comment.

Foreign Currency Translation, page F-35

39.   On page 32, you disclose that your functional currency is the U.S. Dollar.
        However, we see here that you disclose your functional currency as Hong Kong
        dollars. Please revise the filing to clarify which currency is your functional
        currency. Please also confirm that your translation accounting complies with
        SFAS 52 and that your financial statements are presented in U.S. Dollars. Revise
        the filing to address our concerns.

Note 6. Income Taxes, page F-39

40.   We note on page F-34 that your subsidiary, SZ Highpower, receives a corporate
        tax exemption from PRC. Please revise the filing to disclose the aggregate dollar
        and per share effects of the tax holiday as required by SAB Topic 11C.

Note 17. Segment Information, page F-46

41.   We note the disclosure that you are organized into three major principal activities
        and that these activities are the basis for your primary segment information.
        Please tell us and revise the filing to disclose how you have concluded these
        "activities" constitute operating segments as defined at paragraphs 10 to 15 of
        SFAS 131. We see that you have only provided limited information of profit and
        loss for each segment. Please revise the filing to provide all of the disclosures
        required by paragraphs 25 to 33 of SFAS 131.

Resale Alternate Prospectus

Cover Page, and

Plan of Distribution, page 64

42.   Please confirm that the registrant's shares will be approved for trading on the American Stock Exchange prior to effectiveness. If that is not the case, please revise to state a fixed price at which the selling shareholders will sell their shares until such time as the shares are traded on an exchange, NASDAQ, or the OTC Bulletin Board and a trading market develops.

43.   Please identify any selling shareholders who are broker-dealers or their affiliates. State, if true, that affiliates of broker-dealers who are selling shareholders (1) purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibit 10.3

44.   Please tell us the nature and purpose of this agreement. We may have further comments.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551- 3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Katherine Blair (KL Gates)
        VIA TELEFAX 310-551-5001